DB

Securities and Exchange Commission
Trading and Markets

MAR 0 4 2019

RECEIVED

SI

19008160

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

514 Market Street
(No. and Street)

Parkersburg	WV	26101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angie Board 304-424-8681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

500 Virginia Street East	Charleston	WV	25301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Angie Board, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Brokerage Services, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC OFFICIAL SEAL
KATHY SHIELDS
State of West Virginia
My Comm. Exp. May 2, 2020
United Bank
514 Market Street Parkersburg, WV 26101

Angie Board
Signature

Chief Financial Officer
Title

Kathy Shields
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Brokerage Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
United Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of United Brokerage Services, Inc., (the Company) as of December 31, 2018, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for our Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EY
Building a better working world

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young, LLP

We have served as the Company's auditor since 1997.

March 1, 2019

United Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 3,360,268
Restricted Cash	47,339
Certificates of deposit	11,290,831
Commissions and fees receivable	209,828
Fixed assets, net	24,508
Prepaid expenses and other assets	88,473
Total Assets	$ 15,021,247
Liabilities	
Accounts payable	$ 213,747
Accrued commissions payable	294,908
Deferred tax liability, net	1,897
Total Liabilities	510,552
Shareholder's Equity	
Common stock, $10 par value; 50,000 shares authorized, issued and outstanding	500,000
Paid-in surplus	100,338
Retained earnings	13,910,357
Total shareholder's equity	14,510,695
Total Liabilities and Shareholder's Equity	$ 15,021,247

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income

Year Ended December 31, 2018

Revenues	
Brokerage commissions	$ 6,260,705
Managed account advisory fees	2,603,409
Interest Income	268,079
Other Income	483,259
Loss on trading securities	(89,508)
Total Revenues	9,525,944
Expenses	
Salaries and employee benefits	5,644,441
Clearing costs	408,778
Legal and other professional fees	143,917
Data processing	142,055
Equipment	66,081
Other	557,660
Total Expenses	6,962,932
Income before income taxes	2,563,012
Income tax expense	580,521
Net Income	$ 1,982,491

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-in Surplus	Retained Earnings	Total
Balance at January 1, 2018	$ 500,000	$ 100,338	$ 11,927,866	$ 12,528,204
Net income	–	–	1,982,491	1,982,491
Balance at December 31, 2018	$ 500,000	$ 100,338	$ 13,910,357	$ 14,510,695

See accompanying notes.

United Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2018

Operating activities	
Net income	$ 1,982,491
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	10,867
Deferred income tax liability	434
Proceeds on the sale of trading securities	8,838,135
Amortization of purchase premium	987
Net trading securities loss	89,508
Increase in commissions and fees receivable	(11,109)
Decrease in prepaid expenses and other assets	63,622
Increase in accounts payable	73,831
Increase in accrued commissions payable	134,081
Net cash provided by operating activities	11,182,847
Investing activities	
Payments to purchase certificates of deposit	(11,100,000)
Interest on certificates of deposit	(190,831)
Payments to purchase equipment	(19,101)
Net cash used in investing activities	(11,309,932)
Decrease in cash, cash equivalents and restricted cash	(127,085)
Cash, cash equivalents and restricted cash at January 1, 2018	3,534,692
Cash, cash equivalents and restricted cash at December 31, 2018	$ 3,407,607
Supplemental Information	
Cash paid for income taxes	$ 581,926

See accompanying notes.

United Brokerage Services, Inc.

Notes to Financial Statements

December 31, 2018

1. Nature of Operations

Organization

United Brokerage Services, Inc. (the Company) is a licensed broker/dealer approved by the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of United Asset Management Company, which is a wholly owned subsidiary of United Bank (United) and its parent company United Bankshares, Inc. (UBSI). The Company operates principally in the West Virginia, Virginia, Maryland, and Washington, D.C. markets and offers retail brokerage services relating to securities and related products on a fully disclosed basis.

The Company clears its security transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC.

Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Such Rule prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. At December 31, 2018, the Company had net capital of $14,017,917, which is $13,767,917 in excess of its required net capital of $250,000 at December 31, 2018. The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of that Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (GAAP). A description of the significant accounting policies is presented below.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit in a bank account at United and other financial institutions, money market funds maintained on deposit with the clearing broker, and units of ownership in a money market fund managed by Federated, all with original maturities of three months or less.

Restricted Cash

Restricted cash represents an interest-bearing account held at United which is used for funding related to certain insurance programs offered by United.

Certificates of Deposit

Investments in certificates of deposit are made through the Certificate of Deposit Account Registry System (CDARS). Such certificates of deposit are held at domestic financial institutions and are fully secured by insurance coverage through the Federal Deposit Insurance Corporation. The balance as of December 31, 2018 is $11,290,831 and consists of $3,756,627 at 2.1%, $3,764,786 at 2.4% and $3,769,418 at 2.57%, with maturity dates of 4/11/19, 4/9/20 and 4/8/21, respectively.

Revenue Recognition

Revenues are recorded as the income is earned and the related service is performed. In return for such services, the Company charges a commission through the sales of various securities products primarily consisting of investment company shares, annuity products, and corporate debt and equity securities, for its selling and administrative efforts. Revenue is also earned on a periodic basis based on customer account balances and activity for account supervision, advisory and administrative services. The commission and fees are recorded as a receivable, and the receivables are stated at the amount the Company expects to collect. The Company evaluates the need for an allowance for uncollectible commissions and fees receivable based on a review of account balances. At December 31, 2018, the allowance for uncollectible commission and fees receivable is $0.

Fixed Assets

The Company's fixed assets are stated at cost, less the allowance for depreciation and include equipment that is depreciated using the straight-line method over the useful lives of the assets, which ranged from three to five years. Total depreciation expense recorded as of December 31, 2018 was $10,867 and is recorded in Other expenses on the Statement of Income. The fixed asset cost is $343,514 and accumulated depreciation as of December 31, 2018 is $319,006.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. The Company provided for income taxes based on its taxable income or loss multiplied by UBSI's approximate effective tax rate, which is adjusted for certain items not applicable to the Company. The adjusted effective rate was 22.65% for the year ended December 31, 2018. Income tax expense recorded by the Company was $580,521 for the year ended December 31, 2018. The provision for income tax expense for the year ended December 31, 2018, consists of current income tax expense of $580,087 and deferred income tax liability of $434.

Deferred income taxes are computed for temporary differences between when items are recognized for income for financial reporting purposes and when recognized for income tax return purposes. The Company's net deferred tax liability is related to fixed assets ($5,206 asset) and prepaid insurance ($7,103 liability). On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law. The Tax Act lowered the Federal corporate tax rate from 35% to 21% effective January 1, 2018 and made numerous other tax law changes. U.S. generally accepted accounting principles (GAAP) requires companies to recognize the effect of tax law changes in the period of enactment. As a result of the Tax Act, the Company recorded a deferred tax benefit of $859 in the fourth quarter of 2017 due to a remeasurement of the Company's deferred tax assets and liabilities. Upon final analysis of available information, the Company considers the Tax Act re-measurement of its deferred income taxes to be complete.

The Company remits to or receives from UBSI amounts payable or receivable. During 2018, the Company paid $581,926 of income taxes to UBSI and, as of December 31, 2018, the income tax benefit due from UBSI was $4,008. Such amount is included in Prepaid expenses and other assets in the accompanying statement of financial condition.

As of December 31, 2018, the Company has no unrecognized tax benefits. The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties were recognized in the accompanying statement of income.

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. The consolidated federal and state income tax returns that include the Company's results of operations are open to audit under the statute of limitations by taxing authorities for the years ended December 31, 2015 forward.

Employee Benefit Plan

The Company participates in a deferred compensation plan (401(k) plan) under Section 401(k) of the Internal Revenue Code. 401(k) plan expense for 2018 was $99,290. This expense is included in the salaries and employee benefits total in the accompanying statement of income.

New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, "Revenue Recognition", and most industry-specific guidance throughout the Accounting Standards Codification. The amendments require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new revenue recognition standard sets forth a five-step principle-based approach for determining revenue recognition. For the Company, revenue is comprised of commission income, managed account advisory fees, interest income and other income/(loss). As the standard does not apply to revenue associated with financial instruments, interest income and gains and losses from securities are not impacted by the standard. Based on a review and evaluation of a number of revenue contracts, the Company's management determined that ASU 2014-09 impacts certain recurring revenue streams such as managed account advisory fees and annuity/mutual fund trails. However, based on an assessment of these revenue streams under the standard, management concluded that ASU 2014-09 does not have a material impact on the Company's financial condition or results of operations. ASU 2014-09 was adopted by the Company on January 1, 2018 using the modified-retrospective transition method. No cumulative effect adjustment was made to the opening balance of retained earnings because the amount was considered immaterial.

In November 2016, the FASB issued ASU 2016-18, "Restricted Cash". This ASU amends the guidance in ASC Topic 230, "Statement of Cash Flows", and is intended to reduce the diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments within this ASU requires that the reconciliation of the beginning-of-period and end-of-period cash and cash equivalents amounts shown on the statement of cash flows include restricted cash and cash equivalents. If restricted cash and restricted cash equivalents are presented separately from cash and cash equivalents on the statement of financial condition, an entity will be required to reconcile the amounts presented on the statement of cash flows to the amounts on the statement of financial condition. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2017 and requires retrospective application. The Company adopted ASU 2016-18 on January 1, 2018. Restricted cash in the amount of $53,429 and $47,339 is included in the cash and cash equivalents balance at January 1, 2018 and December 31, 2018, respectively, on the statement of cash flows.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". ASU No. 2016-02 includes a lessee accounting model that recognizes two types of leases, finance leases and operating leases, while lessor accounting will remain largely unchanged from the current GAAP. ASU No. 2016-02 requires, amongst other things, that a lessee recognize on the balance sheet a right-of-use asset and a lease liability for leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. In July 2018, the FASB issued ASU No. 2018-11 "Leases (Topic 842), Targeted Improvements." This update creates an additional transition method, and a lessor practical expedient to not separate lease and non-lease components if specified criteria are met. The new transition method allows companies to use the

effective date of the new leases standard as the date of initial application transition. Companies that elect this transition option will not adjust their comparative period financial information for the effect of ASC 842, nor will they make the new required lease disclosure for periods before the effective date. In addition, these companies will carry forward their ASC 840 disclosures for comparative periods. The practical expedient permits lessors to make an accounting policy election by class of underlying asset to not separate lease and non-lease components if specified criteria are met. In July 2018, the FASB issued ASU No. 2018-10 "Codification Improvements to Topic 842, Leases." This update includes narrow amendments to clarify how to apply certain aspects of the new leases standard. The amendments address the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments. ASU 2018-10 does not make any substantive changes to the core provisions or principals of the new leases standard. The Company performed an assessment and does not have any leases as of December 31, 2018. Therefore, the Company is not impacted by ASC 842 at this time.

3. Revenue Recognition

As discussed in Note 2, revenue from contracts with customers includes commission income and fees from managed account services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Commission revenue consists of commission revenue and trails. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue transactions are recorded on the trade date when performance obligations are met. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Non-trail commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Non-trail commission revenue earned by the Company as of December 31, 2018 is $4,683,289. The Company also records revenue on a trailing basis for annuities and mutual funds. An initial commission is recorded on the trade date, with trails

recorded, typically quarterly, based on the value of the account. Trail revenue earned by the Company as of December 31, 2018 is $1,577,416.

Managed Account Advisory Fees

The Company enters into arrangements with customers for managed accounts. Revenue is recorded as performance obligations are met, over the period the services are provided. The basis to calculate the transaction price is usually based on the percentage of the value of the customer asset holdings in the advisory service programs at the end of a contractually defined measurement period. The Company believes that its performance obligations are satisfied over time because the customer is receiving and consuming the benefits as they are provided by the company. Managed account advisory fees earned by the Company as of December 31, 2018 is $2,603,409.

4. Credit Risk

There are risks inherent in recording any receivable, including risks with respect to the period of time over which the receivable may be paid in dealing with individual customers. The Company seeks to mitigate the risk by adhering to prudent approval practices. Although the Company believes that its risk management practices are appropriate, the Company may incur losses due to business activities.

5. Related-Party Transactions

United provides certain management services to the Company, including accounting and administrative functions. For the year ended December 31, 2018, the Company paid $156,000 to United, which is included in other expenses on the accompanying statement of income.

In 2017, the Company invested $9,000,000 of its excess net capital in US Agencies, which, for broker-dealers, must be classified as trading securities. Trading securities are marked to fair value each period, with the resulting gain or loss reflected in the statement of income. In March 2018, United's management determined it was in United's best interest for the Company to dispose of its trading securities in order to alleviate the volatility in earnings from period to period. The Company sold the securities to United at fair value for $8,838,135.

6. Contingencies

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2018, the amounts to be indemnified related to such agreement was immaterial.

The Company may be party to litigation in the ordinary course of business but does not believe that the outcome of current matters, if any, will materially affect the Company or these financial statements.

7. Fair Value Measurements

The authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques based on whether they are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2018 :

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash and Cash Equivalents:				
Money Market Funds............	$ 2,385,125	$0	$0	$ 2,385,125
Restricted Cash..................	47,339	0	0	47,339
Certificates of Deposit.............	11,290,831	0	0	11,290,831
Total Assets at Fair Value	$13,723,295	$0	$0	$13,723,295

The fair value of cash and cash equivalents and certificates of deposit approximates carrying value. The Company has no financial instruments that are measured at fair value on a nonrecurring basis.

8. Accrued Commissions Payable

Accrued commissions payable represents commission due to brokers/advisors, sales managers, and platform workers from the Company related to December 2018 commission revenue. The amount payable at December 31, 2018 was $294,908 and is listed as a separate line item on the statement of financial condition. Commissions were remitted in January 2019.

9. Subsequent Events

In preparing the financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. There have been no subsequent events that have occurred during that time period that would require adjustment to, or disclosure in, the financial statements as of and for the year ended December 31, 2018.

Supplemental Information

United Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2018

Shareholder's equity	$ 14,510,695
Deductions and/or charges	
Nonallowable assets:	
Prepaid expenses	81,502
Restricted cash	47,339
Nonallowable receivables	152,873
Fixed Assets	24,508
Other assets	6,971
Total deductions and/or charges	313,193
Net capital before haircuts on securities positions	14,197,502
Haircut on securities positions	179,585
Net capital	$ 14,017,917
Minimum net capital requirement – the greater of $250,000 or 6-2/3% of total aggregate indebtedness	$ 250,000
Excess net capital	$ 13,767,917
Aggregate indebtedness	$ 510,552
Ratio of aggregate indebtedness to net capital	0.0365 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2018, Part IIA FOCUS filing.

United Brokerage Services, Inc.

Schedule II – Exemptive Provision Under Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that Rule.

As United Brokerage Services, Inc.'s business activities do not involve taking possession of customer funds or securities, an exemption from Rule 15c3-3 of the Securities and Exchange Commission is claimed under paragraph (k)(2)(ii) for the following:

A. Computation for the Determination of Reserve Requirements Under Rule 15c3-3

B. Information Relating to the Possession or Control Requirements Under Rule 15c3-3

EY
Building a better working world

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
United Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) United Brokerage Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018, except as described in its exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young, LLP

March 1, 2019

UNITED BROKERAGE SERVICES, INC.

United Brokerage Services, Inc. Exemption Report

United Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: **(k)(2)(ii)**

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2018 to December 31, 2018 except as described below.

(3) The Company noted the following exceptions to the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2018 to December 31, 2018.

Description of Exception	Date of Exception
1) Check was received on 3/12/2018 (Monday) and was not able to be deposited before noon the following business day. (Maintained 1 business day)	Tuesday 3/13/2018
2) Check was received on 3/12/2018 (Monday) and was not able to be deposited before noon the following business day. (Maintained 1 business day)	Tuesday 3/13/2018
3) Check was received on 3/27/2018 (Tuesday) and was not deposited until 4/2/18 (Monday) due to illness and pending new account approval. (Maintained 4 business days)	Monday 4/2/2018
4) Check was received on 12/18/2018 (Tuesday) and was not forwarded to the carrier until 12/20/2018 (Thursday) due to illness. (Maintained 2 business days)	Thursday 12/20/2018
5) Check was received on 12/20/2018 (Thursday) and was not deposited until 12/26/2018 (Wednesday) due to advisor not knowing proper coding. (Maintained 3 business days)	Wednesday 12/26/2018

United Brokerage Services, Inc.
I, Angie Board, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Angie Board

Title: Chief Financial Officer
March 1, 2019